

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

Marc Rowan
Chief Executive Officer
Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor
New York, NY 10019

  Re: Apollo Global Management, Inc.
    Registration Statement on Form S-4
    Filed April 11, 2025
    File No. 333-286493

Dear Marc Rowan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Robert Arzonetti at 202-551-8819 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Ian Hazlett